[TELEKOM AUSTRIA LETTERHEAD]

October 3, 2006

Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Re.: Telekom Austria, File No. 001-15156

Dear Mr. Spirgel,

     We have received the comment letter dated September 6, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on our annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”), File No. 001-15156. Our counsel Patrick S. Kenadjian, Esq. submitted our responses to the Staff with a letter dated October 3, 2006 (the “Response Letter”). In connection with the responses contained in our Response Letter we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,

/s/ Stefan Colombo

Stefan Colombo
Chief Financial Officer

/s/ Hans Fruhmann

Hans Fruhmann
Chief Accounting Officer